Report of Independent Registered Public Accounting Firm on Supplemental Information

To the Shareholders and the Board of Directors of CĪON Investment Corporation

Our audits of the consolidated financial statements and internal control over financial reporting of CĪON Investment Corporation and Subsidiaries (the Company) as of December 31, 2024, referred to in our reports dated March 12, 2025 (appearing in the accompanying Annual Report on Form 10-K), also included an audit of the senior securities table of the Company appearing in such Form 10-K. This table is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits of the consolidated financial statements.

In our opinion, the senior securities table, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ RSM US LLP

New York, New York
March 12, 2025